SURGERY PARTNERS, INC.

40 Burton Hills Boulevard

Suite 500

Nashville, TN 37215

September 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Surgery Partners, Inc.
Registration Statement on Form S-1 (File No. 333-206439)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Surgery Partners, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-206439), as amended (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on September 30, 2015, or as soon as possible thereafter. The Company hereby authorizes Carl Marcellino of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	it is the staff’s position that the Company may not assert staff comments and the declaration of effectiveness of the Registration statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please notify Carl Marcellino of Ropes & Gray LLP, counsel to the Company, at (212) 841-0623 as soon as the Registration Statement has been declared effective.

Very truly yours,
SURGERY PARTNERS, INC.

By:	/s/ Michael T. Doyle
Michael T. Doyle
Chief Executive Officer